UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

LHC GROUP, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

50187A107

(CUSIP Number)

Christopher Shackelton/Adam Gray

Metro Center

1 Station Place, 7th Floor South

Stamford, CT 06902

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 17, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box.  ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50187A107 (Common Stock)

1.	Names of Reporting Persons Coliseum Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 730,794
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 730,794
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 730,794
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 4.0%
14.	Type of Reporting Person (See Instructions) OO, IA

CUSIP No. 50187A107 (Common Stock)

1.	Names of Reporting Persons Coliseum Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 526,739
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 526,739
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 526,739
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 2.9%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 50187A107 (Common Stock)

1.	Names of Reporting Persons Coliseum Capital Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 418,019
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 418,019
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 418,019
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 2.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 50187A107 (Common Stock)

1.	Names of Reporting Persons Coliseum Capital Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 108,720
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 108,720
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 108,720
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 0.6%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 50187A107 (Common Stock)

1.	Names of Reporting Persons Adam Gray
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 730,794
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 730,794
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 730,794
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 4.0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 50187A107 (Common Stock)

1.	Names of Reporting Persons Christopher Shackelton
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 730,794
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 730,794
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 730,794
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 4.0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 50187A107 (Common Stock)

Explanatory Note: This Amendment No. 10 (this “Amendment”) to the Schedule 13D (the “Initial 13D”) filed by the Filers (as defined below) with the U.S. Securities and Exchange Commission (the “Commission”) on November 16, 2012, as amended and supplemented by Amendment No. 1 to the Initial 13D filed on March 14, 2013, Amendment No. 2 to the Initial 13D filed on September 17, 2013, Amendment No. 3 to the Initial 13D filed on August 21, 2014, Amendment No. 4 to the Initial 13D filed on June 10, 2015, Amendment No. 5 to the Initial 13D filed on August 12, 2015, Amendment No. 6 to the Initial 13D filed on September 10, 2015, Amendment No. 7 to the Initial 13D filed on November 12, 2015, Amendment No. 8 to the Initial 13D filed on December 2, 2015 and Amendment No. 9 to the Initial 13D filed on June 10, 2016, amends and supplements the items set forth herein.

As used in this statement, the term “Filers” collectively refers to:

•	Coliseum Capital Management, LLC, a Delaware limited liability company (“CCM”);

•	Coliseum Capital, LLC, a Delaware limited liability company (“CC”);

•	Coliseum Capital Partners, L.P., a Delaware limited partnership (“CCP”);

•	Coliseum Capital Partners II, L.P., a Delaware limited partnership (“CCP2”);

•	Adam Gray (“Gray”); and

•	Christopher Shackelton (“Shackelton”).

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and supplemented as follows:

The information relating to the beneficial ownership of Common Stock, $0.01 par value per share (the “Common Stock”) of LHC Group, Inc., a Delaware corporation (the “Issuer”) by each of the Filers set forth in Rows 7 through 13 of the cover pages hereto is incorporated herein by reference. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 18,153,486 shares of Common Stock outstanding as of March 6, 2017, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the Commission on March 9, 2017.

The Filers effected the following transactions in the Common Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Common Stock by the Filers in the sixty days preceding the filing of this Schedule 13D:

Name	Purchase or Sale	Date	Number of Shares	Weighted Average Price Per Share
CCP	Sale	03/15/2017	1,176	$50.87
CCP2	Sale	03/15/2017	298	$50.87
Separate Account	Sale	03/15/2017	426	$50.87
CCP	Sale	03/17/2017	30,932	$50.24
CCP2	Sale	03/17/2017	7,839	$50.24
Separate Account	Sale	03/17/2017	11,229	$50.24

The Filers ceased to be the beneficial owners of more than 5% of the Common Stock on March 17, 2017.

CUSIP No. 50187A107 (Common Stock)

The information in Item 6 is incorporated herein by reference.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

CCM is an investment adviser whose clients, including CCP, CCP2 and the Separate Account, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock. CC is the general partner of CCP and CCP2. Gray and Shackelton are the managers of CC and CCM. CCM has the right to receive performance-related fees from the Separate Account and CC has the right to receive performance-related fees from CCP and CCP2.

CUSIP No. 50187A107 (Common Stock)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    March 21, 2017

COLISEUM CAPITAL MANAGEMENT, LLC		COLISEUM CAPITAL, LLC

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL PARTNERS, L.P.		COLISEUM CAPITAL PARTNERS II, L.P.

By:	Coliseum Capital, LLC, General Partner	By:	Coliseum Capital, LLC, General Partner

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

CHRISTOPHER SHACKELTON		ADAM GRAY

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact